UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2019

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date May 23, 2019	By	/s/ Wang Jian
	Name:	Wang Jian
	Title:	Company Secretary

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Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

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Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT RESOLUTIONS PASSED BY THE BOARD

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of the Board warrant that the information set out in this announcement is true, accurate and complete, and accept joint responsibility for any false information or misleading statements contained in, or material omissions from, this announcement.

Pursuant to the articles of association (the “Articles”) and the rules for the meeting of the board of directors of China Eastern Airlines Corporation Limited (the “Company”) and as convened by Mr. Liu Shaoyong, the chairman of the Company, the 22nd ordinary meeting (the “Meeting”) of the eighth session of the board of directors of the Company (the “Board”) was held at The QUBE Hotel Shanghai Hongqiao on 22 May 2019.

Mr. Liu Shaoyong, the chairman of the Company, Mr. Li Yangmin (“Mr. Li”), the vice chairman of the Company, Mr. Tang Bing (“Mr. Tang”), a Director of the Company, Mr. Lin Wanli, Mr. Li Ruoshan, Mr. Ma Weihua, Mr. Shao Ruiqing and Mr. Cai Hongping, being the independent non-executive directors of the Company, and Mr. Yuan Jun, the employee representative director of the Company, participated in the Meeting.

The directors of the Company (the “Directors”) present at the Meeting confirmed that they had received the notice and materials in respect of the Meeting before it was held.

The number of Directors present at the Meeting satisfied the quorum requirements under the Company Law of the People’s Republic of China and the Articles. As such, the Meeting was legally and validly convened and held.

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The Meeting was chaired by Mr. Liu Shaoyong, the chairman of the Company. The Directors present at the Meeting considered and unanimously passed the following resolutions:

I.	Considered and approved the resolution regarding the election of the vice chairman of the Board.

Agreed to elect Mr. Li as the vice chairman of the eighth session of the Board, for a term of office in line with the current session of the Board.

II.	Considered and approved the resolution regarding the adjustment in the composition of relevant Special Committees of the Board.

Agreed Mr. Li to be a member and the chairman of the Aviation Safety and Environment Committee, for a term of office in line with the current session of the Board.

Agreed Mr. Tang to be a member and the chairman of the Planning and Development Committee, for a term of office in line with the current session of the Board.

III.	Considered and approved the resolution regarding the registration of the issuance of corporate bonds of prime entities of the Company.

Agreed the Company to register corporate bonds of prime entities with the NDRC, effective for two years. The issuance can be made in one or multiple tranches. The issue size shall not exceed RMB15.9 billion, which is calculated based on 40% of the net assets (in the amount of approximately RMB59.3 billion) of the Company as at the end of December 2018 after deducting corporate bonds in issue of RMB7.8 billion. The maximum term of the bonds shall be ten years. The proceeds shall be used to purchase aircraft, replace bank loans and debt financing instruments (super short-term debentures, medium-term notes, etc) and supplement the Company’s working capital, etc.

Agreed the Company to issue bonds approved and agreed by the Board according to the “resolution regarding the general mandate for the issuance of bonds of the Company” passed in the 2018 annual general meeting with reference to historical bond issuance practice, and further authorize the President of the Company to confirm the detailed issuance proposal of each tranche of bonds based on market condition and to be in charge of the implementation of the work.

In addition, the Board has also reviewed matters in the “2018 law-based governance report of the Company” prepared by Guo Junxiu, the chief legal officer of the Company, by means of writing.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian
Company Secretary

Shanghai, the People’s Republic of China

22 May 2019

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman), Tang Bing (Director), Lin Wanli (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director) and Yuan Jun (Employee Representative Director).

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